As confidentially submitted to the U.S. Securities and Exchange Commission on June 2, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

 Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

XTI Aerospace, Inc.
(Exact name of registrant as specified in its charter)

Nevada	7371	88-0434915
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

8123 InterPort Blvd., Suite C

Englewood, CO 80112

(800) 680-7412

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott Pomeroy

Chief Executive Officer

XTI Aerospace, Inc.

8123 InterPort Blvd., Suite C

Englewood, CO 80112

(800) 680-7412

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nimish Patel, Esq. Blake J. Baron, Esq. Mitchell Silberberg & Knupp LLP 437 Madison Ave., 25th Floor New York, NY 10022 Telephone: (212) 509-3900	Brad L. Shiffman, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, NY 10020 Telephone: (212) 885-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 2, 2025

Up to 5,128,205 Shares of Common Stock

Up to 5,128,205 Pre-funded Warrants to purchase up to 5,128,205 Shares of Common Stock

Up to 5,128,205 Shares of Common Stock Underlying such Pre-funded Warrants

XTI Aerospace, Inc.

This is a firm commitment public offering (the “Offering”) of up to 5,128,205 shares of common stock, par value $0.001 per share, of XTI Aerospace, Inc. based on an assumed public offering price of $1.95 per share (which is the last reported sales price of our common stock on the Nasdaq Capital Market (“Nasdaq”) on May 28, 2025).

We are also offering to those purchasers, if any, whose purchase of shares of common stock in this Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding shares of common stock immediately following the consummation of this Offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants, (the “Pre-funded Warrants”), in lieu of shares of common stock that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding shares of common stock. Each Pre-funded Warrant will be immediately exercisable for one share of common stock and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. The purchase price of each Pre-funded Warrant will equal the price per share at which the shares of our common stock are being sold to the public in this Offering, minus $0.001, and the exercise price of each Pre-funded Warrant will be $0.001 per share. For each Pre-funded Warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. This Offering also includes the shares of common stock issuable upon exercise of the Pre-funded Warrants.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information” carefully before you invest in any of our securities.

Our common stock is listed on Nasdaq under the symbol “XTIA.” On May 30, 2025, the last reported sale price of our common stock on Nasdaq was $1.68 per share. The actual public offering price per share of common stock sold in this Offering will be determined between us and the representative of the underwriters based on market conditions at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. The securities in this Offering will be offered at a fixed price and are expected to be issued in a single closing. In addition, there is no established public trading market for the Pre-funded Warrants and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system.

Investing in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors beginning on page 8 of this prospectus before purchasing our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Per Pre-funded Warrant	Total
Public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	We refer you to “Underwriting” beginning on page 27 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative to purchase from us, at the public offering price, less the underwriting discounts, up to 769,230 additional shares of common stock and/or 769,230 Pre-funded Warrants solely to cover over-allotments, if any.

The underwriters expect to deliver the securities sold in this Offering to the purchasers on or about              , 2025.

ThinkEquity

The date of this prospectus is         , 2025.

XTI aerospace

It's about possibility

Expectations eXceeded

Introducing the TriFan 600 – an XVTOL. It takes off and lands like a helicopter and flies with the speed, range and comfort of an airplane. **It's about time**

25K	800+	0
cruising altitude	miles of range (almost 1,000 miles of extended range)	new infrastructure required

TriFan 600 airplane under development. Estimated performance based on XTI airplane analysis. Subject to change and FAA certification.

Truly eXceptional

Meet the TriFan 600 — defining the xVTOL category

Skip the airport

Experience the convenience of true point-to-point travel.

Maximize every minute

Critical missions require speed, range and versatility.

Committed to sustainability

Compatible with 100% sustainable aviation fuel (SAF)

Compared to a conventional helicopter:

2X the speed

3X the range

TriFan 600 airplane under development. Estimated performance based on XTI airplane analysis. Subject to change and FAA certification.

Vertical takeoff with the speed, range and comfort of a business airplane The TriFan 600 elegantly blends the best of a business jet and a helicopter into one revolutionary airplane TriFan 600 airplane under development. Estimated performance based on XTI airplane analysis. Subject to change and FAA certification.

i

ABOUT THIS PROSPECTUS

We have not, and the underwriters have not, authorized anyone to provide any information to you or to make any representations other than those contained in, or incorporated by reference into, this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of the document or that any information that we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered, or securities are sold, on a later date. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

We may also file a post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to this Offering. The post-effective amendment may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any post-effective amendment, you should rely on the applicable post-effective amendment. Before purchasing any securities, you should carefully read this prospectus and any post-effective amendment together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Neither we nor the underwriters have taken any action to permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this Offering or possession or distribution of this prospectus or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus and any applicable free writing prospectus must inform themselves about, and observe any restrictions relating to, the Offering and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

On March 12, 2024, XTI Aerospace, Inc. (formerly known as Inpixon (“Legacy Inpixon”)), Superfly Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of XTI Aerospace, Inc. (“Merger Sub”), and XTI Aircraft Company, a Delaware corporation (“Legacy XTI”), completed a merger transaction pursuant to that certain Agreement and Plan of Merger, dated as of July 24, 2023 and amended on December 30, 2023 and March 12, 2024 (as so amended, the “XTI Merger Agreement”), whereby Merger Sub merged with and into Legacy XTI with Legacy XTI surviving the merger as a wholly-owned subsidiary of XTI Aerospace, Inc. (the “XTI Merger”). In connection with the closing of the XTI Merger, we changed our corporate name to “XTI Aerospace, Inc.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus and the information incorporated by referenced herein to “XTI Aerospace,” the “Company,” “we,” “us,” “our” and similar terms refer collectively to XTI Aerospace, Inc. and our subsidiaries, Inpixon GmbH, Inpixon Holding UK Limited, IntraNav GmbH, and prior to the closing of the XTI Merger, Merger Sub, and after the closing of the XTI Merger, Legacy XTI.

Note Regarding Reverse Stock Splits

We effected a reverse stock split of our outstanding common stock at a ratio of 1-for-100, effective as of March 12, 2024, for the purpose of complying with Nasdaq Listing Rule 5550(a)(2) and satisfying the bid price requirements applicable for initial listing applications in connection with the closing of the XTI Merger. We also effected a reverse stock split of our outstanding common stock at a ratio of 1-for-250, effective as of January 10, 2025, for the purpose of complying with Nasdaq Listing Rule 5550(a)(2). We have reflected the reverse stock splits herein, unless otherwise indicated.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained or incorporated by reference elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and other documents incorporated by reference herein, as well as the information under the caption “Risk Factors” herein and under similar headings in the other documents that are incorporated by reference in this prospectus including documents that are filed after the date hereof. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections included or incorporated by reference herein.

Overview

We are primarily an aircraft development company. We also provide real-time location systems (“RTLS”) for the industrial sector.

Headquartered in Englewood, Colorado, the Company is developing a vertical takeoff and landing (“VTOL”) airplane that is designed to take off and land like a helicopter and cruise like a fixed-wing business airplane. We believe our initial configuration, the TriFan 600 airplane, will be one of the first civilian fixed-wing VTOL airplanes that offers the speed and comfort of a business airplane and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services and regional charter air travel, defining a new category of VTOL that we term the “xVTOL.” The TriFan 600 is a seven-occupant airplane intended to provide point-to-point air travel over distances of up to 985 miles, fly at twice the speed and three times the range of competing helicopters and cruise at altitudes of up to 25,000 feet. Since 2013, we have been engaged primarily in developing the aerodynamic performance and top-level engineering design of the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to advance the detailed design and certification of the TriFan 600, and to eventually engage in commercial production and sale of the TriFan 600.

We continue to work to optimize our airplane design for both manufacturing and certification. The development of an xVTOL airplane that meets our business requirements demands significant design and development efforts on all facets of the airplane. We believe that by bringing together a mix of talent with VTOL and traditional commercial aerospace backgrounds, we have built a team that enables us to move through the design, development, and certification of our xVTOL airplane with the Federal Aviation Administration (“FAA”) in an efficient manner, thus allowing us to achieve our end goal of bringing to market our airplane as efficiently as possible.

To date, we have not generated any revenue from aircraft sales because we are still designing and developing our xVTOL airplane. Additionally, we are seeking the necessary governmental approvals to bring the airplane into service. To continue funding these efforts, we will need to raise capital for the foreseeable future. The amount and timing of our future capital needs will depend on various factors, including the progress and results of our airplane’s design and development, our manufacturing operations, and our success in obtaining the required FAA certifications and other government approvals. For instance, any significant delays in securing FAA certifications or other government approvals may force us to raise more capital and could postpone our ability to generate revenue from aircraft sales.

Our RTLS solutions leverage cutting-edge technologies such as IoT, AI, and big data analytics to provide real-time tracking and monitoring of assets, machines, and people within industrial environments. With our RTLS solutions, businesses can achieve improved operational efficiency, enhanced safety and reduced costs. By having real-time visibility into operations, industrial organizations can make informed, data-driven decisions, minimize downtime, and ensure compliance with industry regulations.

We report financial results for two segments: Commercial Aviation and Industrial IoT. For Industrial IoT, we generate revenue from sales of hardware, software licenses and professional services. During the quarter ended December 31, 2024, we began exploring strategic options to wind down and/or sell the hardware portions of our Industrial IoT business segment in order to shift its focus towards the sales of software products. For Commercial Aviation, the segment is pre-revenue as we are currently developing the TriFan 600 airplane.

Corporate Strategy Update

Our primary focus is to power what we term the “vertical economy” by delivering high-performance xVTOL solutions that scale from aircraft to innovative technologies and infrastructure. We identify seven areas that comprise the vertical economy: manned aircraft, unmanned aircraft, powered-lift technology, airspace and infrastructure management, artificial intelligence, aircraft advanced materials and next gen manufacturing. The term “xVTOL” is intended to encompass the broad spectrum of vertical lift technologies within the vertical economy, including various aircraft types (e.g., electric VTOL, regional VTOL and drones), operational models (manned and unmanned), supporting technologies (e.g., propulsion systems and aerospace-related artificial intelligence technologies) and customer applications. With the TriFan 600 as our flagship commercial aviation product, we are laying the groundwork for an innovative family of versatile aircraft and solutions addressing passenger travel, logistics, autonomous operations and defense missions that we believe will unlock significant growth and market leadership.

Expanding into autonomous, remotely operated drones is key to our strategic focus. By combining drone technology with VTOL innovation, we believe we are positioning the Company to accelerate the development of both unmanned aerial vehicles (“UAV”) and VTOL solutions, expand its market presence, and create new revenue-generating opportunities across multiple industries. We will also be opportunistic and may consider other strategic transactions, which may include, but not be limited to, other alternative investment opportunities, such as minority investments and joint ventures. If we make any acquisitions in the future, we expect that we may pay for such acquisitions with cash, equity securities and/or debt in combinations appropriate for each acquisition.

Recent Events

January 2025 Registered Direct Offering

On January 7, 2025, we entered into a placement agency agreement with ThinkEquity LLC (“ThinkEquity”), pursuant to which we sold directly to various investors, in a best efforts public offering (the “January 2025 Offering”), an aggregate of 1,454,546 shares of common stock at an offering price of $13.75 per share. The January 2025 Offering closed on January 10, 2025, resulting in net proceeds to the Company, after deducting commissions and expenses, of approximately $18.3 million. As part of its compensation for acting as placement agent for the January 2025 Offering, we issued to ThinkEquity placement agent warrants to purchase an aggregate of 72,727 shares of common stock. The placement agent warrants were exercisable commencing January 10, 2025, expire January 8, 2030 and have an exercise price of $17.1875 per share.

March 2025 Underwritten Offering and Debt Repayment

On March 28, 2025, the Company entered into an underwriting agreement with ThinkEquity, as the representative of the underwriters named therein, pursuant to which we sold, in an underwritten offering (the “March 2025 Offering”) 765,200 shares of common stock, pre-funded warrants to purchase up to 2,176,000 shares of common stock, and common warrants to purchase up to 2,941,200 shares of common stock. The combined public offering price for each share of common stock, together with one common warrant, was $1.36. The combined public offering price for each pre-funded warrant, together with one common warrant, was $1.359. Each share of common stock, or a pre-funded warrant in lieu thereof, was sold together with one common warrant. The March 2025 Offering closed on March 31, 2025, resulting in net proceeds to the Company, after deducting commissions and expenses, of approximately $3.4 million. The Company used approximately $2.7 million of the net proceeds from the March 2025 Offering to repay in full all amounts outstanding, including a 115% prepayment penalty, in respect of two secured promissory notes issued by the Company to Streeterville Capital, LLC (“Streeterville”) on May 1, 2024 and May 24, 2024.

The pre-funded warrants were immediately exercisable upon issuance, have an exercise price of $0.001 per share and may be exercised at any time until all of the pre-funded warrants are exercised in full. The common warrants were immediately exercisable upon issuance, have an exercise price of $1.36 per share, and expire on the fifth anniversary of the date of issuance.

As part of its compensation for serving as representative in connection with the March 2025 Offering, we issued ThinkEquity representative warrants to purchase up to 147,060 shares of common stock. The representative warrants were immediately exercisable upon issuance, have an exercise price of $1.70 per share and expire on March 28, 2030.

Settlement Agreement

On March 27, 2025, the Company entered into a settlement agreement with 3AM Investments LLC, an entity controlled by Nadir Ali (“Ali”), the Company’s former Chief Executive Officer and a former director of the Company (“3AM”), Grafiti Group LLC (“Grafiti Group”) and Ali (the “Settlement Agreement”). As a result of the Settlement Agreement, among other things, that certain Consulting Agreement, dated March 12, 2024 by and between the Company and Ali (the “Ali Consulting Agreement”) was terminated, the Company made certain payments to Ali and other former executives of the Company, and the Company has an outstanding advisory fee obligation to Ali of $1.5 million (the “Deferred Amount”), which is due in $500,000 installments on June 30, 2025, September 30, 2025 and December 31, 2025.

Balance Sheet Improvement

The net proceeds from the public offerings completed during the quarter ended March 31, 2025 allowed the Company to strengthen its balance sheet during the quarter ended March 31, 2025 by increasing its cash position by approximately $3.9 million while repaying in full the outstanding secured promissory notes held by Streeterville and significantly reducing other liabilities including the accounts payable and obligations either inherited from Legacy Inpixon or triggered by the closing of the XTI Merger on March 12, 2024. In addition, the Company redeemed the remaining outstanding shares of Series 9 Preferred Stock, leaving zero shares of Series 9 Preferred Stock issued and outstanding as of March 31, 2025. The Series 9 Preferred Stock had restricted the Company’s ability to raise capital, as the Company was prohibited from taking certain actions without prior written consent from the holders of the Series 9 Preferred Stock.

TriFan 600 Engineering Update

Below are some of the key TriFan 600 development milestones that the Company has achieved year to date:

●	Optimization of the fuel system design of the airplane which increased the wing fuel volume from approximately 300 gallons to 400 gallons, improving maximum range and mission length.

●	Improving the air intake and exhaust design to enhance performance and efficiency of the airplane’s propulsion system.

●	Completed the downwash / outwash study allowing us to understand the airflows generated by the airplane during vertical takeoff and landing in order to evaluate safety and performance.

●	Launched a prototyping and innovation lab within The HIVE in Grand Forks, North Dakota. This lab is designed to accelerate the development of the TriFan 600, initially focused on advancing the subscale model, code-named “Sparrow,” and progress toward the construction of a more advanced model, “Kestrel,” which will be crucial in enhancing key elements such as flight control systems and aerodynamics.

●

Selected key supplier-partners, including Triumph Gear Systems, Inc., for the design, development and manufacture of the drivetrain system for the TriFan 600, with their engagement subject to the parties’ execution of definitive agreements.

In addition, the FAA accepted the Company’s type certification application for the TriFan 600 on March 17, 2025.

Corporate Information

We were originally formed in the State of Nevada in April 1999. We have two direct, wholly-owned operating subsidiaries: XTI Aircraft Company, based in Englewood, Colorado (at our corporate headquarters), and Inpixon GmbH (previously Nanotron Technologies GmbH), based in Berlin, Germany. IntraNav GmbH, based in Eschborn, Germany, is an indirect subsidiary of the Company and the wholly-owned subsidiary of Inpixon GmbH.

Our principal executive offices are located at Centennial Airport at 8123 InterPort Blvd., Suite C, Englewood, Colorado 80112. We also sublease office space in Palo Alto, California. Two of our subsidiaries, Inpixon GmbH and IntraNav GmbH, maintain offices in Berlin Germany, and Eschborn, Germany, respectively.

Our telephone number is (800) 680-7412. Our corporate website is www.xtiaerospace.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus in deciding whether to purchase our securities.

THE OFFERING

Shares of common stock being offered	5,128,205 shares of common stock (or 5,897,435 shares of common stock if the representative exercises its option to purchase additional shares in full) based on an assumed public offering price of $1.95 per share (which is the last reported sale price of our common stock on Nasdaq on May 28, 2025).

Pre-funded Warrants being offered

We are also offering up to 5,128,205 Pre-funded Warrants to purchase up to 5,128,205 shares of common stock (or 5,897,435 Pre-funded Warrants to purchase up to 5,897,435 shares of common stock if the representative exercises its option to purchase additional Pre-funded Warrants in full) in lieu of shares of common stock to any purchaser whose purchase of shares of common stock in this Offering would otherwise result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the purchaser’s election, 9.99%) of our outstanding shares of common stock immediately following the consummation of this Offering. The purchase price of each Pre-funded Warrant is equal to the price at which each share of common stock is being sold to the public in this Offering, minus $0.001. Each Pre-funded Warrant will be exercisable for one share of common stock, will have an exercise price of $0.001 per share, will be immediately exercisable, and will not expire prior to exercise. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the Pre-funded Warrants. For each Pre-funded Warrant that we sell, the number of shares of common stock that we are selling in the Offering will be decreased on a one-for-one basis. For additional information regarding the terms of the Pre-funded Warrants, see “Description of Securities.”

Number of shares of common stock outstanding immediately before this Offering	6,863,540 issued and outstanding as of May 28, 2025.

Number of shares of common stock to be outstanding after this Offering(1)	11,991,745 shares (or 12,760,975 shares if the representative exercises its option to purchase additional shares in full) based on an assumed public offering price of $1.95 per share (which is the last reported sale price of our common stock on Nasdaq on May 28, 2025) and assumes no sale of Pre-funded Warrants, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis.

Option to purchase additional shares and Pre-funded Warrants	We have granted a 45-day option to the representative to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to 769,230 additional shares of common stock and/or Pre-funded Warrants solely to cover over-allotments, if any.

Use of proceeds

We expect to receive net proceeds, after deducting the underwriting discounts and commissions and estimated expenses payable by us, of approximately $8.8 million (or approximately $10.2 million if the representative exercises its option to purchase additional shares in full).

We currently intend to use the net proceeds from this Offering for working capital and other general corporate purposes. See “Use of Proceeds.”

Trading	Our common stock is listed on Nasdaq under the symbol “XTIA.” There is no established public trading market for the Pre-funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system.

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus, and the other information included, or incorporated by reference, in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our securities.

(1)	The number of shares of common stock to be outstanding following this Offering is based on 6,863,540 outstanding shares of common stock as of May 28, 2025, and excludes:

●	50,333 shares of common stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $343.59 per share;

●	3,087,115 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $9.18 per share;

●	73,900,306 shares of common stock available for future issuance under our 2018 Employee Stock Incentive Plan and any other additional shares of our common stock that may become available under our 2018 Employee Stock Incentive Plan;

●	1 share of common stock issuable upon the conversion of 1 outstanding share of Series 4 Convertible Preferred Stock, at a conversion price of $418,500,000 per share; and

●	1 share of common stock issuable upon conversion of 126 outstanding shares of Series 5 Convertible Preferred Stock, at a conversion price of $280,968,750 per share.

Unless otherwise indicated, this prospectus also assumes no sale of Pre-funded Warrants, no exercise of the warrants to be issued to the representative (the “Representative’s Warrants”) and no exercise by the representative of its option to purchase additional shares of our common stock and/or Pre-funded Warrants to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following tables set forth summary financial data as of, and for the three months ended, March 31, 2025 and 2024, and as of, and for the years ended, December 31, 2024 and 2023, and should be read together with our consolidated financial statements and the related notes incorporated by reference herein, as well as the section of this prospectus entitled “Risk Factors” appearing elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and related notes. The summary consolidated financial data as of, and for the three months ended, March 31, 2025 and 2024 are derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus. In our opinion, these unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such condensed consolidated financial data. The summary financial data as of, and for the years ended, December 31, 2024 and 2023 are derived from our audited financial statements included incorporated by reference into this prospectus. Our historical results are not necessarily indicative of our future results, and our operating results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2025 or any other interim periods or any future year or period.

	Three months ended March 31,		Year ended December 31,
	2025 (Unaudited)	2024 (Unaudited)	2024	2023
	(in thousands, except number of shares and par value data)		(in thousands, except number of shares and par value data)
Revenues	$484	$220	$3,202	$—

Cost of Revenues	149	79	1,314	—

Gross Profit	335	141	1,888	—

Operating Expenses	10,737	9,018	38,868	7,589

Loss from Operations	(10,402)	(8,877)	(36,980)	(7,589)

Other (Expense) Income	(2,485)	6,279	1,393	(17,477)

Net Loss, before tax	(12,887)	(2,598)	(35,587)	(25,066)
Income tax provision	15	(4)	(16)	—
Net loss	(12,872)	(2,602)	(35,603)	(25,066)

Less: Preferred stock return	(29)	(61)	(606)	—
Less: Deemed dividend	—	—	(772)	—
Net Loss Attributable to Common Stockholders, Basic and Diluted	$(12,901)	$(2,663)	$(36,981)	$(25,066)

Net Loss Per Share, Basic and Diluted	$(3.80)	$(124.05)	$(162.78)	$(1,576.48)

Weighted Average Shares Outstanding, Basic and Diluted	3,384,736	21,467	227,193	15,900

	March 31, 2025 (in thousands, except number of shares and par value data)
	Unaudited, Actual	Unaudited, Pro Forma (1)	Unaudited, Pro Forma As Adjusted (2)
Cash and cash equivalents	$8,008	$8,112	$16,937
Total Assets	$27,127	$27,231	$36,056
Total Liabilities	$12,786	$10,453	$10,453
Total Stockholders’ Equity	$13,929	$16,366	$25,191

(1)	The pro forma balance sheet data gives effect to the following issuances subsequent to March 31, 2025 through May 28, 2025: (i) the issuance of 1,876,000 shares of common stock for an aggregate of $1,876 pursuant to the exercise of 1,876,000 pre-funded warrants that were issued in the March 2025 Offering, (ii) the issuance of 75,000 shares of common stock for an aggregate of $102,000 pursuant to the exercise of 75,000 common warrants that were issued in the March 2025 Offering and (iii) the issuance of 125,000 shares of common stock to ThinkEquity in consideration for financial advisory services pursuant to an advisory agreement dated May 13, 2025.

(2)	The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments and the issuance of 5,128,205 shares of common stock and assumed net proceeds from this Offering.

RISK FACTORS

Investing in our securities is highly speculative and involves a significant degree of risk. You should carefully consider the following risks and uncertainties as well as the risks and uncertainties described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”), as well as in our subsequent Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”), which filings are incorporated in this prospectus by reference in their entirety. These risk factors could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below or incorporated by reference herein may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to this Offering, Ownership of our Securities and Our Business

Investors in this Offering will experience immediate and substantial dilution in the book value of their investment.

The public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors in this Offering will incur immediate dilution of $0.96 per share based on the assumed public offering price of $1.95 per share sold in this Offering. Investors in this Offering will pay a price per share of common stock that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this Offering. The description in this paragraph assumes no sale of Pre-funded Warrants, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis.

Our management will have broad discretion over the use of the proceeds we receive in this Offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this Offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this Offering for working capital and other general corporate purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this Offering.

We may seek to raise additional funds or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our common stock.

Any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest. The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of common stock in the market, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our common stock it may negatively impact the trading price of our common stock and you may lose all or part of your investment.

There is no public market for the Pre-funded Warrants being offered in this Offering.

There is no established public trading market for the Pre-funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Pre-funded Warrants will be limited.

Holders of the Pre-funded Warrants will have no rights as a common stockholder until they acquire our common stock, except as otherwise set forth therein.

Until holders of the Pre-funded Warrants acquire shares of our common stock upon exercise of the Pre-funded Warrants, the holders will have no rights with respect to shares of our common stock issuable upon exercise of the Pre-funded Warrants, except as otherwise set forth in the Pre-funded Warrants. Upon exercise of the Pre-funded Warrants, the holder will be entitled to exercise the rights of a common stockholder as to the security exercised only as to matters for which the record date occurs after the exercise.

The Pre-funded Warrants are speculative in nature.

Holders of the Pre-funded Warrants may acquire shares of our common stock issuable upon exercise of such Pre-funded Warrants at an exercise price of $0.001 per share. There can be no assurance that the market value of the Pre-funded Warrants will equal or exceed their public offering price.

We will not receive any meaningful amount of additional funds upon the exercise of the Pre-funded Warrants.

Each Pre-funded Warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or through a “cashless exercise” procedure. Accordingly, we will not receive any meaningful additional funds upon the exercise of the Pre-funded Warrants.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to price volatility in our common stock.

Following this Offering, investors may purchase shares of our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may in turn dramatically increase the price of our common stock until investors with short exposure are able to purchase additional shares of common stock to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to our performance or prospects and once investors purchase the shares of common stock necessary to cover their short position the price of our common stock may decline.

This Offering may cause the trading price of our common stock to decrease.

The number of shares of common stock and/or Pre-funded Warrants and the underlying shares of common stock we propose to issue and ultimately will issue if this Offering is completed, may result in an immediate decrease in the trading price of our common stock. This decrease may continue after the completion of this Offering. We cannot predict the effect, if any, that the availability of shares for future sale represented by the Pre-funded Warrants issued in connection with the Offering will have on the trading price of our common stock from time to time.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this Offering.

You should carefully evaluate all of the information in this prospectus before investing in our securities. We may receive media coverage regarding our business, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this Offering, and you should not rely on unauthorized information in making an investment decision.

Our failure to maintain compliance with the continued listing requirements of the Nasdaq Capital Market may result in our common stock being delisted from the Nasdaq Capital Market, which could negatively impact the price of our common stock, liquidity, our ability to access the capital markets and our stockholders’ ability to sell their shares.

Our common stock is currently listed on Nasdaq under the symbol “XTIA.” The listing standards of Nasdaq provide that a company, in order to qualify for continued listing, must maintain a minimum stock price of $1.00 and satisfy standards relative to minimum stockholders’ equity, minimum market value of publicly held shares and various additional requirements. While our common stock is currently listed on Nasdaq, we can give no assurance that we will be able to maintain compliance with the continued listing requirements for Nasdaq. If we fail to maintain compliance with any such continued listing requirement, there can also be no assurance that we will be able to regain compliance with any such continued listing requirement in the future or that our common stock will not be delisted in the future. If Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant negative consequences including:

●	limited availability of market quotations for our securities;

●	a determination that the common stock is a “penny stock” which would require brokers trading in the common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of common stock;

●	a limited amount of analyst coverage, if any; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Delisting from Nasdaq could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

If our shares of common stock lose their status on Nasdaq, we believe that they would likely be eligible to be quoted on the inter-dealer electronic quotation and trading system operated by OTC Markets Group Inc., commonly referred to as the Pink Open Market and we may also qualify to be traded on their OTCQB market, also called The Venture Market. These markets are generally not considered to be as efficient as, and not as broad as, Nasdaq. Selling our shares on these markets could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common stock or even holding our common stock, further limiting the liquidity of our common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock.

If our common stock becomes subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on the Nasdaq Capital Market, and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

We may be a party to claims that arise from time to time in the ordinary course of our business, which may include those related to, for example, our securities offerings, contracts, sub-contracts, protection of confidential information or trade secrets, adversary proceedings arising from customer bankruptcies, employment of our workforce and immigration requirements or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business.

Additionally, we are and we may be made a party to future claims relating to the XTI Merger. On December 6, 2023, Xeriant, Inc. (“Xeriant”) filed a complaint against Legacy XTI, along with two unnamed companies and five unnamed persons, in the United States District Court for the Southern District of New York (the “Court”). On January 31, 2024, Xeriant filed an amended complaint, which added us as a defendant. On February 2, 2024, the Court ordered Xeriant to show cause as to why the amended complaint should not be dismissed without prejudice for lack of subject matter jurisdiction. On February 29, 2024, Xeriant filed a second amended complaint, which removed us and one of the unnamed companies as defendants. The second amended complaint alleges that Legacy XTI, through multiple breaches and fraudulent actions, has caused substantial harm to Xeriant and has prevented it from obtaining compensation owed to it under various agreements entered into between Xeriant and Legacy XTI, including but not limited to a joint venture agreement dated May 31, 2021 (the “Joint Venture Agreement”), a cross-patent license agreement, an operating agreement, and a letter dated May 17, 2022 (the “May 17 letter”) arising from Xeriant’s introducing Legacy XTI to a Nasdaq listed company as a potential acquirer of Legacy XTI. In particular, Xeriant contends that Legacy XTI gained substantial advantages from the intellectual property, expertise and capital deployed by Xeriant in the design and development of Legacy XTI’s TriFan 600 airplane yet has excluded Xeriant from the transaction involving the TriFan 600 technology in its merger with us, which has resulted in a breach of the May 17 letter, in addition to the other aforementioned agreements. Xeriant, in the second amended complaint, asserts the following causes of action: (1) breach of contract; (2) intentional fraud; (3) fraudulent concealment; (4) quantum meruit; (5) unjust enrichment; (6) unfair competition/deceptive business practices; and (7) misappropriation of confidential information, and seeks damages in excess of $500 million, injunctive relief enjoining us from engaging in any further misconduct, the imposition of a royalty obligation, and such other relief as deemed appropriate by the Court. On March 13, 2024, Legacy XTI moved for partial dismissal of the second amended complaint. On January 14, 2025, the Court denied Legacy XTI’s motion to dismiss the complaint. On January 28, 2025, Legacy XTI filed an answer to the second amended complaint. On February 18, 2025, Legacy XTI filed an amended answer and counterclaims against Xeriant. On March 18, 2025, Xeriant moved for dismissal of Legacy XTI’s counterclaims. On April 14, 2025, Legacy XTI filed a second amended answer and amended counterclaims against Xeriant. The amended counterclaims assert that: (1) Xeriant breached the Joint Venture Agreement by failing to make nearly $4.6 million in required capital contributions, as well as failing to provide promised strategic support and intellectual property; (2) Xeriant breached its fiduciary duty to Legacy XTI by engaging in coercive and self-dealing conduct—most notably, by conditioning a strategic introduction to a potential merger partner on Legacy XTI’s agreement to issue Xeriant equity and assume its debt; and (3) Legacy XTI is entitled to a declaratory judgment confirming that the joint venture has terminated, that all intellectual property developed through the joint venture belongs exclusively to Legacy XTI, and that Xeriant has no further rights in the TriFan 600 technology or related assets. On April 28, 2025, Xeriant moved for dismissal of Legacy XTI’s amended counterclaims, and Legacy XTI has opposed that motion. On May 27, 2025, Xeriant filed a renewed motion to stay discovery, which the Court denied on May 29, 2025. The case is in its early stages of discovery, and we are unable to estimate the likelihood or magnitude of a potential adverse judgment. Legacy XTI nevertheless denies the allegations of wrongdoing contained in the second amended complaint and is vigorously defending against the lawsuit.

In connection with the litigation matter described in the immediately preceding paragraph, on June 12, 2024, we received a letter from counsel for Auctus Fund, LLC (“Auctus”), dated April 3, 2024, claiming that, pursuant to the above-referenced May 17 letter by and between Xeriant and Legacy XTI, as a result of the XTI Merger and Legacy XTI’s entry into a promissory note agreement with Legacy Inpixon in March 2023, XTI Aerospace and Legacy XTI may have assumed Xeriant’s obligations under that certain senior secured promissory note in the principal amount of $6,050,000 issued by Xeriant to Auctus (the “Senior Secured Promissory Note”), including the obligation to repay Auctus all principal and accrued and unpaid interest thereunder, which Auctus claims was $8,435,008.81 as of April 3, 2024. In July 2024, Legacy XTI responded to such letter and indicated that it believes that the May 17 letter is invalid and unenforceable on several bases. It further explained that even if it were valid and enforceable, Legacy XTI does not believe such letter resulted in, or otherwise triggered, the assumption of obligations of Xeriant under the Senior Secured Promissory Note or any other obligation on the part of Legacy XTI. On May 13, 2025, Auctus filed a lawsuit against Legacy XTI in the District Court of Arapahoe County, Colorado, asserting claims consistent with the position it had previously set forth in its April 3, 2024 letter, which Legacy XTI disputed in its July 2024 response. In its complaint, Auctus alleges that it loaned Xeriant over $5 million under the Senior Secured Promissory Note due in October 2022, and that Xeriant used the proceeds to fund a joint venture with Legacy XTI to develop aircraft technology. Auctus further claims that the May 17 letter obligated Legacy XTI to assume this debt if it entered into a transaction with Legacy Inpixon, and asserts that Legacy XTI did so by obtaining a loan from Legacy Inpixon in March 2023 and subsequently merging with Legacy Inpixon in March 2024. Based on these allegations, Auctus asserts a single count for breach of contract and contends that Legacy XTI is contractually obligated to pay nearly $9 million representing the outstanding principal and accrued interest on the Senior Secured Promissory Note. Legacy XTI denies Auctus’s claims, and, among other defenses, Legacy XTI disputes the enforceability of the May 17 letter and maintains that even if the May 17 letter were enforceable, it did not result in or trigger any assumption by Legacy XTI of Xeriant’s obligations under the Senior Secured Promissory Note or any related obligation. Legacy XTI also disputes that Xeriant had the contractual right to assign its obligations under the Senior Secured Promissory Note to Legacy XTI or that any assignment complied with the terms of the Senior Secured Promissory Note and underlying agreements, among other issues. Legacy XTI intends to vigorously defend against the lawsuit.

On or about August 1, 2024, Chardan Capital Markets LLC (“Chardan”) commenced an arbitration (the “Arbitration”) before FINRA against the Company and its subsidiary, XTI Aircraft Company (“Aircraft”). Aircraft and Chardan are parties to an engagement letter agreement (the “Agreement”). In the Arbitration, Chardan originally alleged that the Company was bound by the Agreement even though it did not sign the Agreement, which the Company denied. Chardan further alleged that Aircraft and the Company breached the Agreement by not making separate payments to Chardan of $200,000, $94,511, $484,044.40 and $174,000. Chardan also sought to recover unspecified amounts relating to an alleged right of first refusal to perform banking services (the “ROFR”) that the Company supposedly did not honor, including with respect to an At-The-Market securities offering that was underwritten by The Maxim Group LLC (the “ATM”). The Company filed a petition in the U.S. District Court for the Southern District of New York (the “Court”) seeking to stay the Arbitration to the extent that it was asserted against the Company. On or about January 21, 2025, the Court entered a final judgment that: (a) enjoins Chardan from prosecuting the Arbitration against the Company; and (b) declares that the Company has no contractual or other duty to arbitrate with Chardan.

On April 30, 2025, Chardan amended its Statement of Claim in the Arbitration. The Amended Statement of Claim (“ASOC”) is asserted solely against Aircraft. Thus, the Company no longer is a respondent in the Arbitration. Through the ASOC, Chardan now asserts claims against Aircraft for breach of contract and unjust enrichment. It seeks to recover: (a) a $200,000 cash payment that Aircraft supposedly was required to, but did not, make; (b) approximately $134,000 in damages, for supposedly issuing 189,037 shares of the Company’s common stock to Chardan on March 19, 2024 instead of 208,113 shares; and (c) all payments supposedly due to Chardan under the ROFR, which Chardan states continue to accumulate. According to Chardan, amounts due under the ROFR include 30% of any banking fees paid with respect to at least the following acts of the Company: (i) the entry into an Exchange Agreement, pursuant to which Streeterville exchanged the remaining balance of principal and accrued interest under that certain promissory note issued by the Company to Streeterville on December 30, 2022 in the aggregate amount $9,801,521 for 9,801.521 shares of the Company’s Series 9 Preferred Stock; (ii) the entry into an Equity Distribution Agreement with Maxim that increased the value of stock that could be sold under the Company’s ATM from $48,000,000 to $83,800,000; (iii) the January 10, 2025 capital raise that used the services of ThinkEquity LLC; and (d) the February 13, 2025 entry into an Exchange Agreement with Streeterville, wherein an outstanding secured promissory note issued on May 1, 2024 (the “May 2024 Note”) in the principal amount of $250,000.00 held by Streeterville was partitioned into a new secured promissory note (the “February 2025 Note”) in the same form and amount as the May 2024 Note, with the Company and Streeterville subsequently agreeing to exchange the February 2025 Note for 59,832 shares of Company common stock with an effective price of $4.21 per share. Aircraft has not yet responded to the ASOC. Aircraft has indicated to the Company that Aircraft intends to defend against the ASOC vigorously.

Regardless of the merits of any particular claim, responding to such actions could divert time, resources and management’s attention away from our business operations, and we may incur significant expenses in defending these lawsuits or other similar lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial condition, operating results and cash flows. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as deductibles and caps on amounts of coverage. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to coverage for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our available insurance coverage for a particular claim.

We may also be required to initiate expensive litigation or other proceedings to protect our business interests. There is a risk that we will not be successful or otherwise be able to satisfactorily resolve such claims or litigation. Litigation and other legal claims are subject to inherent uncertainties. Those uncertainties include, but are not limited to, litigation costs and attorneys’ fees, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management’s evaluation or predictions of the likely outcomes of such proceedings, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our current financial status may increase our default and litigation risks and may make us more financially vulnerable in the face of threatened litigation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference herein, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” “strategy,” “future,” “likely,” and similar expressions are intended to identify forward-looking statements.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. We have based these forward-looking statements largely on our current expectations about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” beginning on page 8 of this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, spinouts or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of securities in this Offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $8.8 million (or $10.2 million if the representative exercises its option to purchase additional shares in full), assuming no sale of Pre-funded Warrants.

We currently expect to use the net proceeds from this Offering for working capital and other general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this Offering and our management will have discretion and flexibility in applying the net proceeds of this Offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. We may use the proceeds of this Offering for purposes with which you do not agree. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or increase our market value.

A $0.25 increase (decrease) in the assumed public offering price of $1.95 per share would increase (decrease) the net proceeds to us from this Offering by approximately $1.2 million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and assuming no sale of Pre-funded Warrants and, after deducting underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of 500,000 in the number of shares of common stock offered by us in this Offering, would increase (decrease) the net proceeds to us from this Offering by approximately $0.9 million, assuming the public offering price of $1.95 per share remains the same and assuming no sale of Pre-funded Warrants and, after deducting underwriting discounts and commissions and estimated expenses payable by us. The information above is illustrative only and will change based on the actual public offering price and other terms of this Offering determined at pricing.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025 as follows:

●	on an actual basis;

●	on a pro forma basis to reflect the following issuances subsequent to March 31, 2025 through May 28, 2025: (i) the issuance of 1,876,000 shares of common stock for an aggregate of $1,876 pursuant to the exercise of 1,876,000 pre-funded warrants that were issued in the March 2025 Offering, (ii) the issuance of 75,000 shares of common stock for an aggregate of $102,000 pursuant to the exercise of 75,000 common warrants that were issued in the March 2025 Offering and (iii) the issuance of 125,000 shares of common stock to ThinkEquity in consideration for financial advisory services pursuant to an advisory agreement dated May 13, 2025; and

●	on a pro forma as adjusted basis to reflect the pro forma adjustments and the issuance and sale by us of 5,128,205 shares in this Offering at the assumed public offering price of $1.95 per share (which is the last reported sale price of our common stock on Nasdaq on May 28, 2025) and assuming no exercise of the representative’s over-allotment option and no sale of Pre-funded Warrants, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only. Our capitalization following the closing of this Offering will change based on the actual public offering price and other terms of this Offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 2024 Form 10-K and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “1Q 2025 Form 10-Q”) and the audited consolidated financial statements and related notes and the unaudited condensed consolidated financial statements and related notes included in the 2024 Form 10-K and the 1Q 2025 Form 10-Q, respectively.

	As of March 31, 2025 (in thousands, except number of shares and par value data)
	Unaudited,	Unaudited,	Unaudited, Pro Forma As
	Actual	Pro Forma	Adjusted

Cash and Cash Equivalents	$8,008	$8,112	$16,937

Stockholders’ Equity
Common stock - $0.001 par value; 500,000,000 shares authorized; 4,787,540 shares outstanding as of March 31, 2025; 6,863,540 shares outstanding on a pro forma basis; 11,991,745 shares outstanding on a pro forma as adjusted basis	5	7	12
Preferred stock - $0.001 par value; 5,000,000 shares authorized
Series 4 Convertible Preferred Stock - 10,415 shares authorized; 1, 1 and 1 issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Series 5 Convertible Preferred Stock - 12,000 shares authorized; 126, 126 and 126 issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	120,513	123,410	132,230
Accumulated other comprehensive loss	(155)	(155)	(155)
Accumulated deficit	(106,434)	(106,896)	(106,896)
Total stockholders’ equity	13,929	16,366	25,191
Total capitalization	$13,929	$16,366	$25,191

The table above is based on 4,787,540 shares of common stock outstanding as of March 31, 2025; assumes no exercise of the representative’s over-allotment option, no sale of Pre-funded Warrants, and no exercise of the Representative’s Warrants to be issued in this Offering; and also excludes as of March 31, 2025 the following:

●	50,333 shares of common stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $343.59 per share;

●	5,038,115 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $5.65 per share;

●	72,942,798 shares of common stock available for future issuance under our 2018 Employee Stock Incentive Plan and any other additional shares of our common stock that may become available under our 2018 Employee Stock Incentive Plan;

●	1 share of common stock issuable upon the conversion of 1 outstanding share of Series 4 Convertible Preferred Stock, at a conversion price of $418,500,000 per share; and

●	1 share of common stock issuable upon conversion of 126 outstanding shares of Series 5 Convertible Preferred Stock, at a conversion price of $280,968,750 per share.

DILUTION

If you invest in our common stock in this Offering, your investment will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to the Offering.

Our net tangible book value as of March 31, 2025 was approximately $0.3 million or $0.07 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value as of March 31, 2025, was approximately $2.8 million, or $0.40 per share after taking into account the pro forma adjustments described in “Capitalization.”

Pro forma as adjusted net tangible book value dilution per share of common stock to new investors represents the difference between the amount per share of common stock in the Offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of the Offering. After giving further effect to the sale of our common stock in the Offering at an assumed public offering price of $1.95 per share (and assuming no sale of Pre-funded Warrants), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2025, would have been $11.6 million, or $0.97 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.57 per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $0.98 per share of common stock to investors of the Offering, as illustrated in the following table, based on shares outstanding as of March 31, 2025.

The information below is illustrative only. The dilution caused by this Offering will change based on the actual public offering price and other terms of this Offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 2024 Form 10-K and the 1Q 2025 Form 10-Q and the audited consolidated financial statements and related notes and the unaudited condensed consolidated financial statements and related notes included in the 2024 Form 10-K and the 1Q 2025 Form 10-Q, respectively.

Assumed offering price per share		$1.95
Net tangible book value per share as of March 31, 2025	$0.07
Increase per share attributable to the pro forma adjustments	$0.33
Pro forma net tangible book value per share as of March 31, 2025		$0.40
Increase (decrease) in net tangible book value per share attributable to new investors	$0.57
Pro forma as adjusted net tangible book value per share after this Offering		$0.97
Immediate dilution in net tangible book value per share to new investors		$0.98

Each $0.25 increase (decrease) in the assumed public offering price of $1.95 per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this Offering by $0.10 per share and the dilution to new investors purchasing shares in this Offering by $0.15 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 500,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value after this Offering by $0.03 per share and decrease the dilution to new investors purchasing shares of our common stock in this Offering by $0.03 per share, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares and/or Pre-funded Warrants in full, the pro forma as adjusted net tangible book value per share after giving effect to the Offering would be $1.02 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.62 per share to existing stockholders and immediate dilution of $0.93 per share to new investors purchasing our common stock in this Offering.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares of common stock that we offer in this Offering, and other terms of this Offering determined at the time of pricing. The foregoing discussion and table assume (i) no issuance of Pre-funded Warrants, which if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis, (ii) no exercise by the underwriters of their over-allotment option and (iii) no exercise of the Representative’s Warrants to be issued in this Offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The number of shares of common stock outstanding set forth in the table above excludes, as of March 31, 2025:

●	50,333 shares of common stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $343.59 per share;

●	5,038,115 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $5.65 per share;

●	72,942,798 shares of common stock available for future issuance under our 2018 Employee Stock Incentive Plan and any other additional shares of our common stock that may become available under our 2018 Employee Stock Incentive Plan;

●	1 share of common stock issuable upon the conversion of 1 outstanding share of Series 4 Convertible Preferred Stock, at a conversion price of $418,500,000 per share; and

●	1 share of common stock issuable upon conversion of 126 outstanding shares of Series 5 Convertible Preferred Stock, at a conversion price of $280,968,750 per share.

DESCRIPTION OF SECURITIES

The following information describes our authorized capital stock, as well as certain provisions of our organizational documents and Nevada law. This description is only a summary, does not purport to be complete and is qualified in its entirety by reference to our organizational documents, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Under our articles of incorporation, as amended, we are authorized to issue up to 500,000,000 shares of common stock, par value $0.001 per share. As of May 28, 2025, 6,863,540 shares of common stock were issued and outstanding. Our authorized but unissued shares of common stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable. The shares of common stock offered by this prospectus will also be fully paid and non-assessable.

Preferred Stock

Our articles of incorporation permit us to issue up to 5,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

●	Impairing dividend rights of our common stock;

●	Diluting the voting power of our common stock;

●	Impairing the liquidation rights of our common stock; and

●	Delaying or preventing a change of control without further action by our stockholders.

Series 4 Preferred Stock

Our board of directors designated 10,415 shares of preferred stock as Series 4 Convertible Preferred Stock, $0.001 par value with a stated value of $1,000 (the “Series 4 Preferred Stock”). The Series 4 Preferred Stock was originally issued in our public offering of securities consummated on April 24, 2018. As of May 28, 2025, there was one share of Series 4 Preferred Stock outstanding convertible into 1 share of common stock.

Our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Series 4 Preferred Stock, except as prohibited by the certificate of designation of preferences, rights and limitations of the Series 4 Preferred Stock.

Conversion. Each share of Series 4 Preferred Stock is convertible, at any time and from time to time at the option of the holder thereof, into that number of shares of common stock determined by dividing the stated value of $1,000 by the current conversion price equal to $418,500,000 per share. In addition, the conversion price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations or reclassifications. A holder of the Series 4 Preferred Stock will not have the right to convert any portion of the Series 4 Preferred Stock to the extent that, after giving effect to the conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% (subject to adjustment to up to 9.99% solely at the holder’s discretion upon 61 days’ prior notice to us) of the number of shares of our common stock outstanding immediately after giving effect to its conversion.

Fundamental Transactions. In the event we effect certain mergers, consolidations, sales of substantially all of our assets, tender or exchange offers, reclassifications or share exchanges in which our common stock is effectively converted into or exchanged for other securities, cash or property, we consummate a business combination in which another person acquires more than 50% of the outstanding shares of our common stock, then, upon any subsequent conversion of the Series 4 Preferred Stock, the holders of the Series 4 Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Series 4 Preferred Stock.

Dividends. Holders of the Series 4 Preferred Stock will be entitled to receive dividends equal (on an “as converted to common stock” basis) to and in the same form as dividends actually paid on shares of our common stock when, as and if such dividends are paid on shares of our common stock. No other dividends will be paid on shares of Series 4 Preferred Stock.

Voting Rights. Except as otherwise provided in the certificate of designation or as otherwise required by law, the Series 4 Preferred Stock has no voting rights.

Liquidation. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series 4 Preferred Stock will be entitled to receive distributions out of our assets, whether capital or surplus, of the same amount that a holder of common stock would receive if the Series 4 Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to common stock which amounts will be paid pari passu with all holders of common stock.

Anti-Dilution Protection. The Series 4 Preferred contain an anti-dilution protection feature, to adjust the conversion price if shares of common stock are sold or issued for a consideration per share less than the conversion price then in effect (subject to certain exemptions), provided, that the conversion price will not be less than $418,500,000.

Redemption Rights. We are not obligated to redeem or repurchase any shares of Series 4 Preferred Stock. Shares of Series 4 Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous provisions.

Series 5 Preferred Stock

Our board of directors designated 12,000 shares of preferred stock as Series 5 Convertible Preferred Stock, $0.001 par value with a stated value of $1,000 (the “Series 5 Preferred Stock”). The Series 5 Preferred Stock was originally issued in our rights offering consummated on January 15, 2019. As of May 28, 2025, there were 126 shares of Series 5 Preferred Stock outstanding convertible into 1 share of common stock. Our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Series 5 Preferred Stock, except as prohibited by the certificate of designation of preferences, rights and limitations of the Series 5 Preferred Stock.

Conversion. Each share of Series 5 Preferred Stock will be convertible at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series 5 Preferred Stock by a conversion price of $280,968,750 per share. In addition, the conversion price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations or reclassifications. Subject to limited exceptions, a holder of the Series 5 Preferred Stock will not have the right to convert any portion of the Series 5 Preferred Stock to the extent that, after giving effect to the conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% (subject to adjustment to up to 9.99% solely at the holder’s discretion upon 61 days’ prior notice to us) of the number of shares of our common stock outstanding immediately after giving effect to its conversion.

Fundamental Transactions. In the event we effect certain mergers, consolidations, sales of substantially all of our assets, tender or exchange offers, reclassifications or share exchanges in which our common stock is effectively converted into or exchanged for other securities, cash or property, we consummate a business combination in which another person acquires more than 50% of the outstanding shares of our common stock, then, upon any subsequent conversion of the Series 5 Preferred Stock, the holders of the Series 5 Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Series 5 Preferred Stock.

Dividends. Holders of Series 5 Preferred Stock will be entitled to receive dividends (on an as-if-converted-to-common-stock basis) in the same form as dividends actually paid on shares of the common stock when, as and if such dividends are paid on shares of common stock.

Voting Rights. Except as otherwise provided in the certificate of designation or as otherwise required by law, the Series 5 Preferred Stock has no voting rights.

Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Series 5 Preferred Stock will be entitled to receive out of our assets, whether capital or surplus, the same amount that a holder of common stock would receive if the Series 5 Preferred Stock were fully converted (disregarding for such purpose any conversion limitations under the certificate of designation) to common stock, which amounts will be paid pari passu with all holders of common stock.

Redemption Rights. We are not obligated to redeem or repurchase any shares of Series 5 Preferred Stock. Shares of Series 5 Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous provisions.

Pre-funded Warrants to be Issued in this Offering

The following summary of certain terms and provisions of the Pre-funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-funded Warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-funded Warrant for a complete description of the terms and conditions of the Pre-funded Warrants.

Duration and Exercise Price

Each Pre-funded Warrant offered hereby will have an initial exercise price per share equal to $0.001. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-funded Warrants are exercised in full provided that the registration statement of which this prospectus forms a part or another registration statement is available for the issuance of the shares of common stock underlying the Pre-funded Warrants unless an exemption from registration is available. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

Each Pre-funded Warrant may be exercised, in cash or by a cashless exercise at the election of the holder at any time following the date of issuance and from time to time thereafter until the Pre-funded Warrants are exercised in full. The Pre-funded Warrants will be exercisable in whole or in part by delivering to us a completed instruction form for exercise and complying with the requirements for exercise set forth in the Pre-funded Warrant. Payment of the exercise price may be made in cash or pursuant to a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Pre-funded Warrant.

Exercise Limitation

In general, a holder will not have the right to exercise any portion of a Pre-funded Warrant if the holder (together with its Attribution Parties (as defined in the Pre-funded Warrant)) would beneficially own in excess of 4.99% or 9.99%, at the election of the holder, of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided, that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Fractional Shares

No fractional shares of common stock will be issued upon the exercise of the Pre-funded Warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability

Subject to applicable laws, a Pre-funded Warrant may be transferred at the option of the holder upon surrender of the Pre-funded Warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no trading market available for the Pre-funded Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the Pre-funded Warrants will be extremely limited.

Right as a Stockholder

Except as otherwise provided in the Pre-funded Warrants or by virtue of such holder’s ownership of common stock, the holders of the Pre-funded Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Pre-funded Warrants. The Pre-funded Warrants will provide that holders have the right to participate in distributions or dividends paid on our common stock.

Fundamental Transaction

Upon the consummation of a fundamental transaction (as described in the Pre-funded Warrants, and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding shares of common stock), the holders of the Pre-funded Warrants will be entitled to receive, upon exercise of the Pre-funded Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-funded Warrants.

Description of Representative’s Warrants

We have agreed to issue to the representative warrants to purchase such number of shares of common stock equal to 5% of the aggregate number of shares of common stock and Pre-funded Warrants sold in this Offering. The Representative’s Warrants will be immediately exercisable at any time, and from time to time, in whole or in part, immediately following the closing of the Offering and expiring on the date which is five years from the effective date of the registration statement at a per share price equal to 125% of the public offering price per share of common stock in the Offering. The Representative’s Warrants will provide for customary anti-dilution provisions (the exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our common stock and the exercise price) consistent with Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110, and further, the number of shares underlying the Representative’s Warrants shall be reduced if necessary to comply with FINRA rules are regulations.

Anti-Takeover Effects of Nevada Law and our Articles of Incorporation and Bylaws

Our articles of incorporation, our bylaws and the Nevada Revised Statutes (“NRS”) contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, proxy contests or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interest of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our articles of incorporation, bylaws and Nevada Revised Statutes that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 5,000,000 shares of preferred stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Classified Board

In accordance with the terms of our bylaws, our board of directors is divided into three classes, with members of each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. As such, approximately one-third of our board of directors will be elected each year and at least two annual meetings of stockholders may be necessary to change a majority of the directors. The classification of directors makes it more difficult for stockholders to change the composition of our board of directors.

Filling Vacancies

Nevada law and our bylaws establish that any vacancies on the board of directors may be filled by a majority of the remaining directors then in office, even though less than a quorum of the board, or by a sole remaining director. A vacancy in the board of directors created by the removal of a director, and not otherwise filled by the remaining directors, may be filled by the vote of a plurality of the votes cast at the annual meeting of the stockholders or at a duly called special meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares.

Removal of Directors

The provisions of our bylaws may make it difficult for our stockholders to remove one or more of our directors. Nevada law and our bylaws provide that the entire board of directors, or any individual director, may be removed from office only by vote of the holders of capital stock representing not less than two-thirds of the voting power of the issued and outstanding capital stock entitled to vote. Under Nevada law, whenever the holders of any class or series of shares are entitled to elect one or more directors, unless otherwise provided in the articles of incorporation, removal of any such director requires only two-thirds of the holders of that class or series, and not the votes of the outstanding shares as a whole.

Board Action Without Meeting

Our bylaws provide that the board may take action without a meeting if all the members of the board consent to the action in writing. Board action through consent allows the board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws and articles of incorporation do not provide the right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the board of directors.

Stockholder Proposals

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Articles of Incorporation and Bylaws

Nevada law and our articles of incorporation give both the directors and the stockholders the power to adopt, amend or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any bylaw, including any bylaw that has been adopted by the stockholders may be amended or repealed by the board, unless otherwise prohibited by a bylaw adopted by the stockholders. Except for certain changes in connection with stock splits and a plan of merger, any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, and, if the proposed amendment would adversely alter or change any preference or any relative or other right of any class or series of outstanding shares, then also by the holders of shares representing a majority of the voting power of each class adversely affected.

Nevada Statutory Provisions

We are subject to the provisions of NRS 78.378 to 78.3793, inclusive, an anti-takeover law, which applies to any acquisition of a controlling interest in an “issuing corporation.” In general, such anti-takeover laws permit the articles of incorporation, bylaws or a resolution adopted by the directors of an “issuing corporation” (as defined in NRS 78.3788) to impose stricter requirements on the acquisition of a controlling interest in such corporation than the provisions of NRS 78.378 to 78.3793, inclusive, as well as permit the directors of an issuing corporation to take action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting plans, arrangements or other instruments that grant or deny rights, privileges, power or authority to holder(s) of certain percentages of ownership and/or voting power. Further, an “acquiring person” (and those acting in association) only obtains such voting rights in the control shares as are conferred by resolution of the stockholders at either a special meeting requested by the acquiring person, provided it delivers an offeror’s statement pursuant to NRS 78.3789 and undertakes to pay the expenses thereof, or at the next special or annual meeting of stockholders. In addition, the anti-takeover law generally provides for (i) the redemption by the issuing corporation of not less than all of the “control shares” (as defined) in accordance with NRS 78.3792, if so provided in the articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest in an “issuing corporation”, and (ii) dissenter’s rights pursuant to NRS 92A.300 to 92A.500, inclusive, for stockholders that voted against authorizing voting rights for the control shares. Our bylaws provide that, effective as of March 12, 2024 (the closing date of the XTI Merger) (the “Closing Date”), the provisions of NRS 78.378 through 78.3793, inclusive, are not applicable to the XTI Merger Agreement and the consummation of the transactions contemplated thereby, including, without limitation, the acquisition of shares, or of rights to acquire shares, of the Company by the stockholders, or holders of rights to acquire stock, of Legacy XTI as of the Closing Date.

We are also subject to the provisions of NRS 78.411 to 78.444, inclusive, which generally prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” (each as defined) that is the beneficial owner, directly or indirectly, of at least ten percent of the voting power of the outstanding voting shares of the corporation or is an affiliate or associate of the corporation that previously held such voting power within the past three years, for a period of three years after the date the person first became an “interested stockholder”, subject to certain exceptions for authorized combinations, as provided therein.

In accordance with NRS 78.195, our articles of incorporation provide for the authority of the board of directors to issue shares of preferred stock in series by filing a certificate of designation to establish from time to time the number of shares to be included in such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, subject to limitations prescribed by law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Listing

Our common stock is currently traded on the Nasdaq Capital Market under the symbol “XTIA.”

UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters of this Offering. We have entered into an underwriting agreement dated         , 2025 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock and Pre-funded Warrants next to its name in the following table:

Underwriters	Number of Shares	Number of Pre-funded Warrants
ThinkEquity LLC
Total

The underwriters are committed to purchase all the shares of common stock (and/or Pre-funded Warrants in lieu thereof) offered by the Company. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock (and/or Pre-funded Warrants in lieu thereof) subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of additional shares of common stock (and/or Pre-funded Warrants in lieu thereof) (equal to 15% of the total number of shares of common stock and/or Pre-funded Warrants sold in this Offering, or any combination thereof). The purchase price of the shares sold upon exercise of the over-allotment option shall be the public offering price per share less $0.0001 per share; the purchase price of the Pre-funded Warrants sold upon exercise of the over-allotment shall be the public offering price of the Pre-funded Warrants less $0.0001 per Pre-funded Warrant; in ease case, less underwriting discounts and commissions, solely to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of common stock (and/or Pre-funded Warrants in lieu thereof) in proportion to their respective commitments set forth in the prior table.

Discounts, Commissions and Reimbursement

The underwriters propose initially to offer the shares of common stock (and/or Pre-funded Warrants in lieu thereof) to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer securities to securities dealers at that price less a concession of not more than $         per share (or Pre-funded Warrant) of which up to $         per share (or Pre-funded Warrant) may be reallowed to other dealers. If all of the shares of common stock and/or Pre-funded Warrants offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Per Pre-funded Warrant	Total Without Over- Allotment	Total With Full Over- Allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions (7%)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

We have also agreed to pay certain of the representative’s expenses relating to the Offering, including: (a) all fees, expenses and disbursements relating to background checks of our officers, directors and entities in an amount not to exceed $15,000 in the aggregate; (b) fees and expenses of the underwriter’s legal counsel not to exceed $125,000; (c) a $29,500 cost associated with the underwriters use of Ipreo’s book-building, prospectus tracking and compliance software for the Offering; (d) $10,000 for data services and communications expenses; (e) up to $30,000 of market making and trading, and clearing firm settlement expenses for the Offering; and (f) up to $10,000 of the underwriters’ actual accountable “road show” expenses; provided that the maximum amount that we will reimburse the underwriters is $175,000.

Our total estimated expenses of the Offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $0.5 million.

Representative’s Warrants

Upon closing of this Offering, we have agreed to issue the representative warrants (the “Representative’s Warrants”) as compensation to purchase up to          shares of common stock, or          shares of common stock assuming the exercise of the over-allotment option in full (5% of the aggregate number of shares of common stock and/or Pre-funded Warrants sold in this Offering). The Representative’s Warrants will be exercisable at a per share exercise price of $         (125% of the public offering price per share of common stock in the Offering). The Representative’s Warrants are exercisable, in whole or in part, immediately upon issuance until the five-year anniversary of the commencement of sales of the shares of common stock in this Offering. The Representative’s Warrants and the shares of common stock issuable upon exercise of the Representative’s Warrants are being registered on the registration statement of which this prospectus is a part.

The Representative’s Warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this Offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this Offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, and our executive officers, directors and affiliates have agreed, without the prior written consent of the representative, not to, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for, with respect to the Company, a period of 60 days from the date of this prospectus, and with respect to our executive officers and directors, a period of 90 days from the date of this prospectus.

Additionally, we have agreed that for a period of 90 days from the date of this prospectus, we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock in any “at-the-market,” continuous equity transaction or variable rate transaction, without the prior written consent of the representative.

Right of First Refusal

We have granted the representative a right of first refusal, for a period of twelve months from the closing of the Offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all of our equity linked financings (each, a “Subject Transaction”), of the Company or any successor (or any of our subsidiaries), on terms and conditions customary to the representative for such Subject Transactions.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock and/or Pre-funded Warrants offered hereby to any accounts over which they have discretionary authority.

Nasdaq Capital Market Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “XTIA”. There is no established trading market for the Pre-funded Warrants and we do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Other than as described below, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus.

On January 10, 2025, we consummated the January 2025 Offering. ThinkEquity served as placement agent and received $1,400,001 of placement agent fees and warrants to purchase 72,727 shares of common stock, which were exercisable commencing January 10, 2025, expire January 8, 2030 and have an exercise price of $17.1875 per share. Additionally, we reimbursed ThinkEquity for $175,000 of actual out-of-pocket offering expenses.

On July 30, 2024, we entered into an agreement with ThinkEquity (which was amended on October 10, 2024 and March 26, 2025), whereby we engaged ThinkEquity to provide financial advisory services. Pursuant to the agreement, as amended, we issued ThinkEquity 4,000 shares of restricted common stock, subject to certain registration rights, and we paid ThinkEquity cash fees of $523,000, and we reimbursed ThinkEquity for $3,200 of out-of-pocket expenses.

On March 31, 2025, we consummated the March 2025 Offering. ThinkEquity served as representative of the underwriters and received $280,002 of underwriting commissions and warrants to purchase 147,060 shares of common stock, which were exercisable commencing March 31, 2025, expire March 28, 2030 and have an exercise price of $1.70 per share. Additionally, we reimbursed ThinkEquity for $175,000 of actual out-of-pocket offering expenses.

On May 13, 2025, we entered into another advisory agreement with ThinkEquity, pursuant to which we agreed to pay $85,000 in cash and issue 125,000 shares of restricted common stock, subject to certain registration rights, to ThinkEquity in consideration for financial advisory services agreed to be rendered to the Company pursuant to the advisory agreement. Fifty percent of the cash fee has been paid, and the remaining balance will be paid from the proceeds of this offering.

Price Stabilization, Short Positions and Penalty Bids

In connection with this Offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this Offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this Offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this Offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some, or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such securities, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon for us by Mitchell Silberberg & Knupp LLP, New York, New York. The underwriters are being represented by Blank Rome LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of the Company and its subsidiaries, as of and for the years ended December 31, 2024 and 2023, have been incorporated by reference into this prospectus in reliance upon the report of Marcum LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of XTI Aircraft Company as of and for the years ended December 31, 2023 and 2022, included in our Current Report on Form 8-K/A filed with the SEC on May 28, 2024, have been incorporated by reference into this prospectus in reliance upon the report of Marcum LLP, independent registered public accounting firm, which includes an explanatory paragraph as to XTI Aircraft Company’s ability to continue as a going concern, upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC (excluding any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the date this Offering is terminated or we issue all of the securities under this prospectus:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025;

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 19, 2025;

●	with the exception of the portions of the following filings that are furnished rather than filed, our Current Reports on Form 8-K filed with the SEC on January 10, 2025, January 23, 2025, February 12, 2025, February 13, 2025, March 7, 2025, March 18, 2025, March 27, 2025, March 28, 2025, March 31, 2025, April 4, 2025, April 22, 2025 and April 30, 2025 and on Form 8-K/A, as filed with the SEC on May 28, 2024; and

●	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 7, 2014, including any amendments or reports filed with the SEC for the purposes of updating such description.

To obtain copies of these filings, see “Where You Can Find More Information” in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC, including pursuant to Item 2.02 or Item 7.01 of Form 8-K and any corresponding information or exhibit furnished under Item 9.01 of Form 8-K.

Information in this prospectus supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at www.sec.gov. We maintain a website at www.xtiaerospace.com. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. You may also request a copy of these filings (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus), at no cost, by writing us at XTI Aerospace, Inc., 8123 InterPort Blvd., Suite C, Englewood, CO 80112 or contacting us at (800) 680-7412.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You may review a copy of the registration statement and the documents incorporated by reference herein through the SEC’s website at www.sec.gov.

Up to 5,128,205 Shares of Common Stock

Up to 5,128,205 Pre-funded Warrants to purchase up to 5,128,205 Shares of Common Stock

Up to 5,128,205 Shares of Common Stock Underlying such Pre-funded Warrants

PRELIMINARY PROSPECTUS

ThinkEquity

        , 2025

Through and including (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the SEC and to FINRA.

SEC registration fee	$	*
FINRA fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be disclosed by amendment.

Item 14. Indemnification of Directors and Officers.

The Nevada Revised Statutes provide that we may indemnify our officers and directors against losses or liabilities which arise in their corporate capacity. The effect of these provisions could be to dissuade lawsuits against our officers and directors.

The Nevada Revised Statutes Section 78.7502 provides that:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The Nevada Revised Statutes Section 78.751 provides that:

(1) Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to Section 78.751 subsection 2; may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (c) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3) The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and, (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Article X of our Bylaws, as amended, provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise shall be indemnified and held harmless to the fullest extent permissible by the Nevada Revised Statutes from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith, except any expense or payments incurred in connection with any claim or liability established to have arisen out of his own willful misconduct or gross negligence.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all of the securities sold by us during the past three years which were not registered under the Securities Act. Except where otherwise indicated, all share and per share data in this Item 15 give retroactive effect to the 1-for-100 reverse stock split of our outstanding common stock effective on March 12, 2024 and the 1-for-250 reverse stock split of our outstanding common stock effective on January 10, 2025, provided that actual amounts may differ due to the rounding of fractional shares in connection with the reverse stock splits.

1.	During the quarter ended June 30, 2022, the Company issued an aggregate of 2 shares of common stock (the “Exchange Shares”) to the holder of that certain promissory note of the Company issued on March 18, 2020 (the “March 2020 Note”) at prices between $318,750 and $412,500 per share, in each equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) in accordance with the terms and conditions of exchange agreements, pursuant to which the Company and the note holder agreed to (i) partition new promissory notes in the form of the March 2020 Note in the aggregate original principal amount of approximately $0.5 million and then cause the outstanding balance of the March 2020 Note to be reduced by an aggregate of approximately $0.5 million and (ii) exchange the partitioned notes for the delivery of the Exchange Shares. The offer and sale of the Exchange Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Shares were issued in exchanges for partitioned notes which were other outstanding securities of the Company; (b) there was no additional consideration of value delivered by the note holder in connection with the exchanges and (c) there were no commissions or other remuneration paid by the Company in connection with the exchanges.

2.	During the quarter ended September 30, 2022, the Company issued an aggregate of 5 shares of common stock (the “Exchange Shares”) to the holder of the March 2020 Note at prices between $251,750 and $294,500 per share, in each equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) in accordance with the terms and conditions of exchange agreements, pursuant to which the Company and the note holder agreed to (i) partition new promissory notes in the form of the March 2020 Note in the aggregate original principal amount of approximately $1.3 million and then cause the outstanding balance of the March 2020 Note to be reduced by an aggregate of approximately $1.3 million and (ii) exchange the partitioned notes for the delivery of the Exchange Shares. The offer and sale of the Exchange Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Shares were issued in exchanges for partitioned notes which were other outstanding securities of the Company; (b) there was no additional consideration of value delivered by the note holder in connection with the exchanges and (c) there were no commissions or other remuneration paid by the Company in connection with the exchanges.

3.	On October 12, 2022, the Company issued 3 shares of common stock in connection with the exercise of the rights to receive shares of common stock granted as part of that certain exchange agreement, dated January 28, 2022, by and between the Company and a holder of certain then outstanding warrants of the Company. The offer and sale of such shares was not registered under the Securities Act in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the shares of common stock were issued in exchange for outstanding securities of the Company; (b) there was no additional consideration of value delivered in connection with the exchanges; and (c) there were no commissions or other remuneration paid by the Company in connection with the exchanges.

4.	On October 17, 2022, the Company issued 4 shares of common stock (the “Exchange Shares”) to the holder of the March 2020 Note at a price of $119,500 per share, which is equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) in accordance with the terms and conditions of an exchange agreement, pursuant to which the Company and the note holder agreed to (i) partition new promissory notes in the form of the March 2020 Note in the original principal amount of $400,000 and then cause the outstanding balance of the March 2020 Note to be reduced by $400,000 and (ii) exchange the partitioned note for the delivery of the Exchange Shares. The offer and sale of the Exchange Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Shares were issued in exchange for a partitioned note which was another outstanding security of the Company; (b) there was no additional consideration of value delivered by the note holder in connection with the exchange and (c) there were no commissions or other remuneration paid by the Company in connection with the exchange.

5.	On February 28, 2023, the Company entered into warrant amendments (the “Warrant Amendments”) with certain holders (each, including its successors and assigns, a “Holder” and collectively, the “Holders”) of (i) those certain common stock purchase warrants issued by the Company in April 2018 (the “April 2018 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-204159), (ii) those certain common stock purchase warrants issued by the Company in September 2021 (the “September 2021 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827), and (iii) those certain common stock purchase warrants issued by the Company in March 2022 (the “March 2022 Warrants” and together with the April 2018 Warrants and the September 2021 Warrants, the “Existing Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827). Pursuant to the Warrant Amendments, the Company and the Holders have agreed to amend (i) the September 2021 Warrants and the March 2022 Warrants to provide that all of such outstanding warrants shall be automatically exchanged for shares of common stock, at a rate of 0.33 shares of common stock (the “Exchange Shares”) for each September 2021 Warrant or March 2022 Warrant, as applicable, and (ii) the April 2018 Warrants to remove the obligation of the Company to hold the portion of a Distribution (as defined in the April 2018 Warrants) in abeyance in connection with the Beneficial Ownership Limitation (as defined in the April 2018 Warrants). In connection with the exchange of all of the then outstanding September 2021 Warrants and March 2022 Warrants as of the effective date of the Warrant Amendments, the Company issued 4 Exchange Shares and 10 Exchange Shares, respectively.

6.	During the year ended December 31, 2023, the Company issued an aggregate of 25 shares of common stock (the “Exchange Shares”) to the holder of the March 2020 Note at prices between $27,250 and $42,000 per share, in each equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) in accordance with the terms and conditions of exchange agreements, pursuant to which the Company and the note holder agreed to (i) partition new promissory notes in the form of the March 2020 Note in the aggregate original principal amount of approximately $0.9 million and then cause the outstanding balance of the March 2020 Note to be reduced by an aggregate of approximately $0.9 million and (ii) exchange the partitioned notes for the delivery of the Exchange Shares. The offer and sale of the Exchange Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Shares were issued in exchanges for partitioned notes which were other outstanding securities of the Company; (b) there was no additional consideration of value delivered by the note holder in connection with the exchanges and (c) there were no commissions or other remuneration paid by the Company in connection with the exchanges.

7.	During the year ended December 31, 2023, the Company issued an aggregate of 1,877 shares of common stock (the “Exchange Shares”) to the holder of that certain promissory note of the Company issued on July 22, 2022 (the “July 2022 Note”) at prices between $1,390 and $22,875 per share, in each equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) in accordance with the terms and conditions of exchange agreements, pursuant to which the Company and the note holder agreed to (i) partition new promissory notes in the form of the July 2022 Note in the aggregate original principal amount of approximately $7.6 million and then cause the outstanding balance of the July 2022 Note to be reduced by an aggregate of approximately $7.6 million and (ii) exchange the partitioned notes for the delivery of the Exchange Shares. The offer and sale of the Exchange Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Shares were issued in exchanges for partitioned notes which were other outstanding securities of the Company; (b) there was no additional consideration of value delivered by the note holder in connection with the exchanges and (c) there were no commissions or other remuneration paid by the Company in connection with the exchanges.

8.	The Company issued 520 shares of common stock (the “Exchange Shares”) to the holder of that certain promissory note of the Company issued on December 30, 2022 (the “December 2022 Note”) at a price of $1,390 per share, which is equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) in accordance with the terms and conditions of an exchange agreement, dated December 29, 2023, pursuant to which the Company and the note holder agreed to (i) partition new promissory notes in the form of the December 2022 Note in the original principal amount of $722,800 and then cause the outstanding balance of the December 2022 Note to be reduced by $722,800 and (ii) exchange the partitioned note for the delivery of the Exchange Shares. The offer and sale of the Exchange Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Shares were issued in exchange for a partitioned note which was another outstanding security of the Company; (b) there was no additional consideration of value delivered by the note holder in connection with the exchange and (c) there were no commissions or other remuneration paid by the Company in connection with the exchange.

9.	On May 15, 2023, the Company entered into a warrant purchase agreement with multiple purchasers for the purchase and sale of warrants (as amended on June 20, 2023, the “May 2023 Warrants”) to purchase up to an aggregate of 6,000 shares of common stock at a purchase price per warrant of $250. The May 2023 Warrants had an initial exercise price $6,500, subject to adjustment pursuant to the terms of the May 2023 Warrants with a floor exercise price of $2,500 per share. Each May 2023 Warrant was immediately exercisable upon issuance for one share of common stock and had a term of exercise of one year from the issuance date, unless extended by the Company with the consent of the warrant holder. The May 2023 Warrants and the shares of common stock issuable upon exercise of the May 2023 Warrants were offered pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company received aggregate gross proceeds from the sale of the May 2023 Warrants of $1.5 million. Maxim Group LLC (“Maxim”) served as the Company’s exclusive placement agent in connection with the offering of the May 2023 Warrants pursuant to the terms of a placement agency agreement, dated May 15, 2023, by and between the Company and Maxim. Pursuant to the terms of the placement agency agreement, the Company agreed to pay Maxim (i) a cash fee equal to 2.75% of the gross proceeds received by the Company from the sale of the May 2023 Warrants, due at closing, and (ii) a cash fee equal to 5.5% of the gross proceeds received by the Company upon the exercise of May 2023 Warrants for cash, to be paid on a weekly basis during the exercise period of the May 2023 Warrants. The Company also agreed to reimburse Maxim up to $50,000 for expenses incurred in connection with the offering. The aggregate net proceeds from the offering of the May 2023 Warrants, after deducting placement agent fees and other offering expenses payable by the Company, were approximately $1.4 million.

10.	On December 15, 2023, the Company entered into inducement letter agreements (the “Inducement Agreements”) with certain holders (the “Holders”) of the May 2023 Warrants (the “Existing Warrants”), pursuant to which the Holders exercised an aggregate of 1,965 Existing Warrants for cash at the New Exercise Price (as defined below) and the Company (i) reduced the per share exercise price of the Existing Warrants from $$2,500 to $1,282.50 per share (the “New Exercise Price”), which is equal to a 30% discount to the average closing price of our common stock (as reflected on Nasdaq.com) for the five trading days prior to the execution of the Inducement Agreements, and (ii) issued the Holders warrants (the “New Warrants”) to purchase up to an aggregate of 1,965 shares of common stock (each Holder received a New Warrant to purchase 100% of the number of shares of common stock issued to such Holder upon exercise of such Holder’s Existing Warrants), exercisable five years from their issuance date with an initial exercise price per share of $1,831, which was subsequently reduced by the Company to $1,282.50 in accordance with the terms of the New Warrants. The exercisability of the New Warrants was subject to the receipt of stockholder approval in accordance with the terms of the New Warrants. The New Warrants and the shares of common stock issuable upon exercise of the New Warrants were offered pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company received gross proceeds from the Holders’ exercise of the Existing Warrants of approximately $2.5 million. The Company engaged Joseph Gunnar & Co., LLC (“Gunnar”) as the exclusive placement agent in connection with the Inducement Agreements pursuant to an engagement agreement, dated December 13, 2023, by and between the Company and Gunnar, and agreed to pay Gunnar a cash fee equal to 5.5% of the aggregate gross proceeds received from the Holders’ exercise of their Existing Warrants and to reimburse Gunnar up to $25,000 for expenses in connection therewith.

11.	On March 12, 2024, the Company and Streeterville Capital, LLC, as the holder of the December 2022 Note, entered into an exchange agreement, pursuant to which the note holder exchanged the remaining balance of principal and accrued interest under the December 2022 Note in the aggregate amount of approximately $9.8 million for 9,801.521 shares of Series 9 Preferred Stock, based on an exchange price of $1,000 per share of Series 9 Preferred Stock. Following such exchange and the surrender of the December 2022 Note to the Company, the December 2022 Note was deemed paid in full and was automatically canceled. The issuance of shares of Series 9 Preferred Stock to the note holder was conducted in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, on the basis that (a) the shares of Series 9 Preferred Stock were issued in exchange for the December 2022 Note issued by the Company; (b) there is no additional consideration being delivered by the Note Holder in connection with the exchange and (c) there are no commissions or other remuneration being paid in connection with the exchange.

12.	Following the execution of the XTI Merger Agreement, on July 24, 2023, the David E Brody 2019 Spousal Trust and the Jason S Brody 2019 Trust (collectively, the “Majority Stockholders”), which together on such date owned of record a majority of the voting power of Legacy XTI common stock, delivered a written consent in lieu of a meeting approving the XTI Merger Agreement. The offer and sale of 8,730 shares of our common stock pursuant to the XTI Merger Agreement to the Majority Stockholders at the effective time of the XTI Merger was conducted in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that such Majority Stockholders are accredited investors and the Company did not engage in any general solicitation in connection with such offer and sale.

13.	On March 12, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with 3AM Investments LLC, an entity controlled by Nadir Ali, the Company’s former Chief Executive Officer and a former director of the Company (“3AM”), pursuant to which 3AM purchased 1,500 shares of Series 9 Preferred Stock for a total purchase price of approximately $1.5 million, based on a purchase price of $1,000 per share of Series 9 Preferred Stock. The offer and sale of shares of Series 9 Preferred Stock to 3AM pursuant to the Securities Purchase Agreement was conducted in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that 3AM is an accredited investor and the Company did not engage in any general solicitation in connection with such offer and sale.

14.	From April 2024 through December 31, 2024, the Company entered into exchange agreements with the holder of shares of the Company’s Series 9 Preferred Stock pursuant to which the Company and the holder agreed to exchange 9,790 shares of Series 9 Preferred Stock with an aggregate stated value of $10,279,500 (the “Preferred Shares”) for 441,391 shares of common stock (the “Preferred Exchange Shares”) at an effective price per share ranging from $10 to $740. Upon the issuance by the Company of the Preferred Exchange Shares to the holder, the Preferred Shares were cancelled. The Preferred Exchange Shares were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act, on the basis that (a) the Preferred Exchange Shares were issued in exchange for other outstanding securities of the Company; (b) there was no additional consideration delivered by the holder in connection with the exchanges and (c) there were no commissions or other remuneration paid by the Company in connection with the exchanges.

15.	On April 30, 2024 and May 1, 2024, the Company entered into exchange agreements with the holders of the May 2023 Warrants (the “Existing Warrants”), which were exercisable for an aggregate of 3,675 shares of common stock. Pursuant to the exchange agreements, the Company issued to the warrant holders 0.70 shares of common stock for each Existing Warrant, for an aggregate of 2,573 shares of common stock, in exchange for the Existing Warrants. Following the consummation of the warrant exchange, the Existing Warrants were cancelled. The shares of common stock issued in exchange for the Existing Warrants were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act, on the basis that (a) the shares of common stock were issued in exchange for other outstanding securities of the Company; (b) there was no additional consideration delivered by the warrant holders in connection with the warrant exchange and (c) there were no commissions or other remuneration paid by the Company in connection with the warrant exchange.

16.	On May 30, 2024, the Company entered into an exchange agreement with the holder of certain warrants to purchase an aggregate of 771 shares of our common stock (the “Assumed Warrants”), which Assumed Warrants were originally issued by Legacy XTI and assumed by the Company in connection with the XTI Merger. Pursuant to the exchange agreement, the Company issued the warrant holder 462 shares of common stock in exchange for the Assumed Warrants. Following the consummation of the warrant exchange, the Assumed Warrants were cancelled. The shares of common stock issued in exchange for the Assumed Warrants were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act, on the basis that (a) the shares of common stock were issued in exchange for other outstanding securities of the Company; (b) there was no additional consideration delivered by the warrant holder in connection with the warrant exchange and (c) there were no commissions or other remuneration paid by the Company in connection with the warrant exchange.

17.	On June 12, 2024 and June 13, 2024, the Company entered into exchange agreements with the holders of certain existing warrants of the Company (the “Existing Warrants”) initially issued on December 19, 2023, which were exercisable for an aggregate of 1,965 shares of common stock. Pursuant to the exchange agreements, the Company issued to the warrant holders 1.5 shares of common stock for each Existing Warrant (rounded up to the nearest whole share), for an aggregate of 2,935 shares of common stock, in exchange for the Existing Warrants. Following the consummation of the warrant exchange, the Existing Warrants were cancelled. The shares of common stock issued in exchange for the Existing Warrants were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act, on the basis that (a) the shares of common stock were issued in exchange for other outstanding securities of the Company; (b) there was no additional consideration delivered by the warrant holders in connection with the warrant exchange and (c) there were no commissions or other remuneration paid by the Company in connection with the warrant exchange.

18.	On June 6, 2024, the Company entered into a consulting agreement with a third party consultant, pursuant to which the Company issued 1,238 shares of restricted common stock to the consultant (the “First Consultant Shares”) in consideration for marketing and distribution services agreed to be rendered to the Company pursuant to the agreement. On June 7, 2024, the Company entered into a consulting agreement with a separate third party consultant, pursuant to which the Company issued 480 shares of restricted common stock to the consultant (such shares together with the First Consultant Shares, the “Consultant Shares”) in consideration for business development consulting services agreed to be rendered to the Company pursuant to the agreement. The Consultant Shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act because such issuances did not involve a public offering, the recipients took the securities for investment and not resale, the Company took appropriate measures to restrict transfer, and the recipients are sophisticated investors.

19.	On July 31, 2024, the Company entered into an advisory agreement with a third party advisor, pursuant to which the Company issued 4,000 shares of restricted common stock to the advisor’s designees (the “Advisor Shares”) in consideration for financial advisory and business development services agreed to be rendered to the Company pursuant to the agreement. The Advisor Shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act because such issuances did not involve a public offering, the recipients took the securities for investment and not resale, the Company took appropriate measures to restrict transfer, and the recipients are sophisticated investors.

20.	In February 2025 and March 2025, the Company issued an aggregate of 240,229 shares of common stock (the “Exchange Shares”) to Streeterville Capital, LLC, the holder of that certain secured promissory note of the Company issued on May 1, 2024 (the “Original Note”), at prices between $2.48 and $4.21 per share, in each case equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) in accordance with the terms and conditions of exchange agreements, pursuant to which the Company and the note holder agreed to (i) partition new secured promissory notes in the form of the Original Note in the aggregate original principal amount of $750,000 and then cause the outstanding balance of the Original Note to be reduced by an aggregate of $750,000 and (ii) exchange the partitioned notes for the delivery of the Exchange Shares. The offer and sale of the Exchange Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Shares were issued in exchanges for partitioned notes which were other outstanding securities of the Company; (b) there was no additional consideration of value delivered by the note holder in connection with the exchanges and (c) there were no commissions or other remuneration paid by the Company in connection with the exchanges.

21.	On February 1, 2025, the Company entered into a public relations and branding agreement with a public relations firm (the “PR Firm”), pursuant to which the Company agreed to issue to the PR Firm, as partial compensation for public relations services, 25,000 unregistered shares of common stock (the “PR Firm Shares”), subject to the approval of the Company’s board of directors. On March 7, 2025, the Company entered into an investor relations agreement with an investor relations firm (the “IR Firm”), pursuant to which the Company agreed to issue to the IR Firm, as partial compensation for investor relations services, 8,500 unregistered shares of common stock (the “IR Firm Shares” and collectively with the PR Firm Shares, the “Shares”), subject to the approval of the Company’s board of directors. Subject to the approval of the Company’s board of directors, the Shares will be issued in reliance on an exemption from registration provided by Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act. The issuances of such Shares do not involve a public offering or general solicitation or general advertising. The PR Firm and the IR Firm each acknowledged that it had access to all relevant information needed to make its investment decision, and that it possesses sufficient knowledge and experience in financial and business matters so as to be capable of assessing the merits and risks of its investment in the PR Firm Shares and the IR Firm Shares, as applicable. The Shares will be subject to transfer restrictions, and the book-entry records evidencing the Shares will contain an appropriate legend stating that such Shares have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

22.	On May 13, 2025, the Company entered into an advisory agreement with a third party advisor, pursuant to which the Company issued 125,000 shares of restricted common stock to the advisor’s designees (the “Advisor Shares”) in consideration for financial advisory and business development services agreed to be rendered to the Company pursuant to the agreement. The Advisor Shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act because such issuances did not involve a public offering, the recipients took the securities for investment and not resale, the Company took appropriate measures to restrict transfer, and the recipients are sophisticated investors.

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits to this registration statement included in the Index to Exhibits are incorporated by reference.

INDEX TO EXHIBITS

1.1**	Form of Underwriting Agreement by and between XTI Aerospace, Inc. and ThinkEquity LLC

2.1†	Agreement and Plan of Merger, dated July 24, 2023, among Inpixon, Superfly Merger Sub Inc. and XTI Aircraft Company (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on July 25, 2023)

2.2	First Amendment to Merger Agreement, dated December 30, 2023, by and between Inpixon, Superfly Merger Sub Inc. and XTI Aircraft Company (incorporated by reference to Exhibit 2.26 to our Annual Report on Form 10-K filed with the SEC on April 16, 2024)

2.3†	Second Amendment to Merger Agreement, dated March 12, 2024, by and between Inpixon, Superfly Merger Sub Inc. and XTI Aircraft Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on March 15, 2024)

3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1 filed with the SEC on August 12, 2013)

3.2	Certificate of Amendment to Articles of Incorporation (Increase Authorized Shares) (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1 filed with the SEC on May 22, 2017)

3.3	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on April 10, 2014)

3.4	Articles of Merger (renamed Sysorex Global) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on December 18, 2015)

3.5	Articles of Merger (renamed Inpixon) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2017)

3.6	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on March 1, 2017)

3.7	Certificate of Amendment to Articles of Incorporation (authorized share increase) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on February 5, 2018)

3.8	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on February 6, 2018)

3.9	Form of Certificate of Designation of Preferences, Rights and Limitations of Series 4 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on April 24, 2018)

3.10	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on November 1, 2018)

3.11	Certificate of Designation of Series 5 Convertible Preferred Stock, dated as of January 14, 2019 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on January 15, 2019)

3.12	Certificate of Amendment to Articles of Incorporation, effective as of January 7, 2020 (Reverse Split) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on January 7, 2020)

3.13	Certificate of Amendment to the Articles of Incorporation increasing the number of authorized shares of Common Stock from 250,000,000 to 2,000,000,000 filed with the Secretary of State of the State of Nevada on November 18, 2021 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on November 19, 2021)

3.14	Certificate of Change filed with the Secretary of State of the State of Nevada on October 4, 2022 (effective as of October 7, 2022) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on October 6, 2022)

3.15	Certificate of Amendment to the Articles of Incorporation increasing the number of authorized shares of Common Stock from 26,666,667 to 500,000,000 filed with the Secretary of State of the State of Nevada on November 29, 2022 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on December 2, 2022)

3.16	Certificate of Amendment (Reverse Stock Split) (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on March 15, 2024)

3.17	Certificate of Amendment (Name Change) (incorporated by reference to Exhibit 3.3 to our Current Report on Form 8-K filed with the SEC on March 15, 2024)

3.18	Certificate of Amendment to Articles of Incorporation, effective as of January 10, 2025 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on January 10, 2025)

3.19	Bylaws, as amended (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1 filed with the SEC on August 12, 2013)

3.20	Bylaws Amendment (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on September 13, 2021)

3.21	By-Laws Amendment No. 3 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on September 19, 2023)

3.22	By-Laws Amendment No. 4 (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on September 19, 2023)

3.23	By-Laws Amendment (incorporated by reference to Exhibit 3.4 to our Current Report on Form 8-K filed with the SEC on March 15, 2024)

4.1	Specimen Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K filed with the SEC on April 15, 2025)

4.2	Form of Purchase Warrants (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on October 20, 2022)

4.3	Form of Warrant initially issued by XTI Aircraft Company and assumed by the Registrant (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 10-K filed with the SEC on April 16, 2024)

4.4	Form of Warrant initially issued by XTI Aircraft Company and assumed by the Registrant (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 10-K filed with the SEC on April 16, 2024)

4.5	Form of Warrant initially issued by XTI Aircraft Company and assumed by the Registrant (incorporated by reference to Exhibit 4.6 to our Annual Report on Form10-K filed with the SEC on April 15, 2025)

4.6	Form of Warrant initially issued by XTI Aircraft Company and assumed by the Registrant (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 10-K filed with the SEC on April 16, 2024)

4.7	Form of Amendment No. 2 to Warrant initially issued by XTI Aircraft Company and assumed by the Registrant (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 10-K filed with the SEC on April 15, 2025)

4.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on January 10, 2025)

4.9	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 31, 2025)

4.10	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 31, 2025)

4.11	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on March 31, 2025)

4.12**	Form of Pre-funded Warrant

4.13**	Form of Representative’s Warrant

5.1**	Opinion of Mitchell Silberberg & Knupp LLP

10.1+	Amended and Restated 2011 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form S-8 filed with the SEC on May 2, 2014)

10.2+	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed with the SEC on October 27, 2014)

10.3+	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed with the SEC on October 27, 2014)

10.4+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed with the SEC on October 27, 2014)

10.5+	2018 Employee Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed with the SEC on November 1, 2019)

10.6+	2018 Employee Stock Incentive Plan Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K filed with the SEC on March 31, 2021)

10.7+	2018 Employee Stock Incentive Plan Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-K filed with the SEC on March 31, 2021)

10.8+	2018 Employee Stock Incentive Plan Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K filed with the SEC on March 31, 2021)

10.9+	Employment Agreement dated November 4, 2016, by and between Sysorex USA and Soumya Das (incorporated by reference to Exhibit 10.51 to our Annual Report on Form 10-K filed with the SEC on April 17, 2017)

10.10+	Amendment to Employment Agreement dated August 31, 2018 among Inpixon, Sysorex, Inc. and Soumya Das (incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed with the SEC on September 4, 2018)

10.11+	Waiver and Amendment No. 1 to Board of Directors Services Agreement with Kareem M. Irfan dated February 4, 2019 (incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K filed with the SEC on March 28, 2019)

10.12†	Patent Assignment and License-Back Agreement, dated June 27, 2019, by and between Inpixon and GTX Corp. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 1, 2019)

10.13†	Patent License Agreement, dated June 27, 2019, by and between Inpixon and Inventergy (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on July 1, 2019)

10.14†	Patent License Agreement, dated June 27, 2019, by and between Inpixon and GTX Corp. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on July 1, 2019)

10.15†	Exclusive Software License and Distribution Agreement, dated as of June 19, 2020, by and among Inpixon, Cranes Software International Ltd., and Systat Software, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 22, 2020)

10.16	Amendment and Waiver to Exclusive Software License & Distribution Agreement, dated as of June 30, 2020, by and among Inpixon, Cranes Software International Ltd., and Systat Software, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 2, 2020)

10.17+	Amendment No. 4 to Inpixon 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2020)

10.18+	Amendment to the Inpixon 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 19, 2021)

10.19+	Amendment No. 2 to Board of Directors Services Agreement, dated as of May 16, 2022, between Inpixon and Kareem M. Irfan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022)

10.20	Amendment to the Inpixon 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 2, 2022)

10.21†	Employee Matters Agreement, dated March 14, 2023, by and among KINS, KINS Merger Sub Inc., Inpixon, and Legacy CXApp (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on March 20, 2023)

10.22	Tax Matters Agreement, dated March 14, 2023, by and among KINS, Inpixon, and Legacy CXApp (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on March 20, 2023)

10.23†	Transition Services Agreement, dated March 14, 2023, by and between Inpixon and Legacy CXApp (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on March 20, 2023)

10.24	XTI Amended and Restated Senior Secured Note with Loan Schedule (incorporated by reference to Exhibit 10.23 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2023)

10.25	Form of Security and Pledge Agreement (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on July 25, 2023)

10.26	Form of Securities Purchase Agreement by and between Damon Motors Inc. and Inpixon (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 23, 2023)

10.27	Form of Common Share Purchase Warrant to be issued by Damon Motors Inc. to Inpixon (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on October 23, 2023)

10.28	Form of Lockup Agreement by and among Grafiti Holding Inc., Damon Motors and certain securityholders who are insiders (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed with the SEC on October 23, 2023)

10.29	Form of Lockup Agreement by and among Grafiti Holding Inc., Damon Motors and certain securityholders who are not insiders (incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed with the SEC on October 23, 2023)

10.30	First Amendment to Senior Secured Promissory Note, dated as of December 30, 2023, by and between Inpixon and XTI Aircraft Company (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on January 3, 2024)

10.31	Second Amendment to Senior Secured Promissory Note, dated as of February 2, 2024, by and between Inpixon and XTI Aircraft Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on February 5, 2024)

10.32	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on March 15, 2024)

10.33†#	Aircraft Purchase Agreement, dated February 2, 2022, among XTI Aircraft Company, Mesa Airlines, Inc. and Mesa Air Group, Inc. (incorporated by reference to Exhibit 10.55 to our Annual Report on Form 10-K filed with the SEC on April 15, 2025)

10.34+	Employment Agreement, dated May 6, 2024, by and between XTI Aerospace, Inc. and Scott Pomeroy (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 10, 2024)

10.35+	Employment Agreement, dated May 8, 2024, by and between XTI Aerospace, Inc. and Brooke Turk (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 10, 2024)

10.36+	Tensie Axton Offer Letter (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 15, 2024)

10.37+	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on May 15, 2024)

10.38	Letter Agreement, signed June 18, 2024, by and between Damon Motors Inc. and XTI Aerospace, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 24, 2024)

10.39†	Capital Collation and Distribution Agreement, dated as of dated June 28, 2024, by and among XTI Aerospace, Inc., FC Imperial Limited, PIC IHC LLP and a Global Administrative Service Provider (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 1, 2024)

10.40+	Employment Agreement, dated September 19, 2024, by and between XTI Aerospace, Inc. and Tobin Arthur (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 23, 2024)

10.41	Placement Agency Agreement, dated January 7, 2025, by and between XTI Aerospace, Inc. and ThinkEquity LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 10, 2025)

10.42	Settlement Agreement, dated March 27, 2025, by and between XTI Aerospace Inc., 3AM Investments LLC, Grafiti Group LLC, and Nadir Ali (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on March 28, 2025)

10.43	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on March 31, 2025)

16.1	Letter from Marcum LLP to the SEC, dated March 27, 2025 (incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on March 27, 2025)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K filed with the SEC on April 15, 2025)

23.1**	Consent of Marcum LLP (XTI Aerospace, Inc.)

23.2**	Consent of Marcum LLP (XTI Aircraft Company)

23.3**	Consent of Mitchell Silberberg & Knupp LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

107**	Filing Fee Table

+	Indicates a management contract or compensatory plan or arrangement.

*	Filed herewith.

**	To be filed by amendment.

†	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the SEC or its staff upon request.

#	Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[****]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Item 17. Undertakings.

(1) The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(a)(i), (1)(a)(ii), and (1)(a)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that, for purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. (e) that, for purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on the       day of June 2025.

XTI AEROSPACE, INC.

By:
Name:	Scott Pomeroy
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Pomeroy and Brooke Turk, and each of them, either of whom may act without the joinder of the other, as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Chairman and Director	June , 2025
Scott Pomeroy	(Principal Executive Officer)

	Chief Financial Officer	June , 2025
Brooke Turk	(Principal Financial and Accounting Officer)

	Director	June , 2025
Tensie Axton

	Director	June , 2025
David Brody

	Director	June , 2025
Soumya Das

	Director	June , 2025
Kareem Irfan